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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                 /NOT FOR DISSEMINATION IN THE UNITED STATES OR
                        OVER UNITED STATES WIRE SERVICES/

                                  NEWS RELEASE

For Immediate Release
October 14, 2005

               CANWEST MEDIAWORKS INC. FILES OF ACQUISITION REPORT

WINNIPEG - CanWest MediaWorks Inc., a wholly-owned subsidiary of CanWest Global Communications Corp., issues this news release as required under National Instrument 62-103 - "The Early Warning System and Related Take-Over Bid and Insider Reporting Issues and other applicable Canadian securities laws." The news release consists of an Acquisition Report with respect to CanWest MediaWorks Inc.'s acquisition of securities exchangeable into units of CanWest MediaWorks Income Fund.

1.       NAME AND ADDRESS OF THE OFFEROR

         CanWest MediaWorks Inc. ("CanWest")
         3100 CanWest Global Place
         201 Portage Avenue
         Winnipeg, MB R3B 3L7

2. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITY HOLDING PERCENTAGE IN THE CLASS OF SECURITIES OF WHICH THE OFFEROR ACQUIRED OWNERSHIP OR CONTROL IN THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE OBLIGATION TO FILE THE NEWS RELEASE, AND WHETHER IT WAS OWNERSHIP OR CONTROL THAT WAS ACQUIRED IN THOSE CIRCUMSTANCES.

         In connection with the initial public offering (the "Offering") of CanWest MediaWorks Income Fund (the "Fund") completed on October 13, 2005, CanWest acquired ownership of 154,137,703 Class B units ("LP Units") of CanWest MediaWorks Limited Partnership (the "Partnership") and 154,137,703 common shares ("GP Shares") of the general partner (the "General Partner") of the Partnership. Under the terms of a liquidity & exchange agreement among the Fund, CWMW Trust, the Partnership, the General Partner and CanWest, CanWest is entitled to exchange its holdings of LP Units and GP Shares on the basis of one unit ("Fund Unit") of the Fund for each pair of one GP Share and one LP Unit exchanged, subject to adjustment. On completion of the Offering, CanWest also acquired ownership of a note ("LP Note") convertible into an additional 4,125,000 LP Units.


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         As a result of CanWest's acquisition of the 154,137,703 LP Units and GP
         Shares and the LP Note, CanWest owns securities exchangeable or ultimately exchangeable into a total of 158,262,703 Fund Units. If all of such LP Units and GP Shares were exchanged, and the LP Note were converted into LP Units and such LP Units were then exchanged, 213,262,703 Fund Units would be issued and outstanding on the date hereof. 158,262,703 Fund Units would represent 74.2% of the 213,262,703 issued and outstanding Fund Units.

3. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE OFFEROR'S SECURITY HOLDING PERCENTAGE IN THE CLASS OF SECURITIES IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE OBLIGATION TO FILE A NEWS RELEASE.

         See paragraph 2 above.

4. THE DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE PERCENTAGE OF OUTSTANDING SECURITIES OF THE CLASS OF SECURITIES REFERRED TO IN PARAGRAPH 3 OVER WHICH:

         (i) THE OFFEROR, EITHER ALONE OR TOGETHER WITH JOINT ACTORS, HAS OWNERSHIP AND CONTROL,

                  See paragraph 2 above.

         (ii) THE OFFEROR, EITHER ALONE OR TOGETHER WITH JOINT ACTORS, HAS OWNERSHIP BUT CONTROL IS HELD BY OTHER PERSONS OR COMPANIES OTHER THAN THE OFFEROR OR ANY JOINT ACTOR.

                  Not applicable.

         (iii) THE OFFEROR, EITHER ALONE OR TOGETHER WITH JOINT ACTORS, HAS EXCLUSIVE OR SHARED CONTROL BUT DOES NOT HAVE OWNERSHIP.

                  Not applicable.

5. THE NAME OF THE MARKET IN WHICH THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE TOOK PLACE.

         Not applicable. However, the Fund Units are listed on the Toronto Stock Exchange.

6. THE PURPOSE OF THE OFFEROR AND ANY JOINT ACTORS IN EFFECTING THE TRANSACTION OR OCCURRENCE THAT GAVE RISE TO THE NEWS RELEASE, INCLUDING ANY FUTURE INTENTION TO ACQUIRE OWNERSHIP OF, OR CONTROL OVER, ADDITIONAL SECURITIES OF THE REPORTING ISSUER.

         CanWest acquired ownership of the LP Units, GP Shares and LP Note in connection with transactions related to the Offering that resulted in the transfer of CanWest's Canadian newspaper and online media businesses, with the exception of the National Post (the "Publications Business"), to the Partnership. CanWest holds such securities for investment purposes, and has not considered its future intentions with respect to such securities.

7. THE GENERAL NATURE AND THE MATERIAL TERMS OF ANY AGREEMENT, OTHER THAN LENDING ARRANGEMENTS, WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER, ENTERED INTO BY THE OFFEROR, OR ANY JOINT ACTOR, AND THE ISSUER OF THE SECURITIES OR ANY OTHER ENTITY IN


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         CONNECTION WITH THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE NEWS
         RELEASE, INCLUDING AGREEMENTS WITH RESPECT TO THE ACQUISITION, HOLDING, DISPOSITION OR VOTING OF ANY SECURITIES.

         Not applicable. However, CanWest has entered into a number of material agreements in connection with the Offering which are described in a prospectus of the Fund dated October 7, 2005 (the "Prospectus").

8. THE NAMES OF ANY JOINT ACTORS IN CONNECTION WITH THE DISCLOSURE REQUIRED BY THIS FORM.

         Not applicable. However, CanWest is a wholly-owned subsidiary of CanWest Global Communications Corp. ("CanWest Global"). Information regarding the ownership and control of CanWest Global is set out in the Prospectus under "Principal Unitholder".

9. IN THE CASE OF A TRANSACTION OR OCCURRENCE THAT DID NOT TAKE PLACE ON A STOCK EXCHANGE OR OTHER MARKET THAT REPRESENTS A PUBLISHED MARKET FOR THE SECURITIES, INCLUDING AN ISSUANCE FROM TREASURY, THE NATURE AND VALUE OF THE CONSIDERATION PAID BY THE OFFEROR.

         The securities acquired by CanWest were issued as part of the consideration for the transfer by CanWest of the Publications Business to the Partnership, as described in the Prospectus.

10. IF APPLICABLE, A DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACT SET OUT IN A PREVIOUS REPORT BY THE ENTITY UNDER THE EARLY WARNING REQUIREMENTS OR PART 4 IN RESPECT OF THE REPORTING ISSUER'S SECURITIES..

         Not applicable.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.canwestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in, New Zealand, Australia and Ireland.

For additional information concerning CanWest, please contact:


Geoffrey Elliot                                   John Maguire
Vice President, Corporate Affairs                 Chief Financial Officer
Tel: (204) 956-2025                               Tel: (204) 956-2025
Fax: (204) 947-9841                               Fax: (204) 947-9841
gelliot@canwest.com                               jmaguire@canwest.com